GEOLOGICAL AND EXPLORATION CONSULTING CONTRACT

THIS AGREEMENT is made as of the 6th day of June, 2023

BETWEEN:

37 Capital Inc

(the "Company")

Mailing Address: 303-570 Granville Street

Vancouver, BC V6C 3Pl

AND:

Discovery Consultants (the "Consultant")

Mailing Address: P.O. Box 933

Vernon, BC VlT 6M8

Courier Address: Unit 10-100 Kalamalka Lake Road Vernon, BC

V1T7M9

A.     The Consultant represents that it has in its employ a qualified geologist(s) (the "Geologists") and other personnel who have experience and expertise in exploration for mineral deposits, specifically relating to completing one year of assessment work on the Company's Extra High property in British Columbia.

B.   The Company wishes to obtain consulting advice with respect to geological and other exploration matters pe1taining to an exploration program of geological mapping, geochemical surveying, geophysical surveying, prospecting, surveying, trenching, data compilation and interpretation, and reporting on the Company's prope1ty and wishes to retain the service of the Consultants for those purposes; and

C.   The_Consultants wishes to provide the services of the Geologist and other personnel to he Company for the purpose of completing and filing one year of assessment work on the Company's Extra High Property in British Columbia.

NOW THEREFORE the parties AGREE as follow:

1.0 SERVICES

The Consultant agrees, in consideration of the fees payable to the Consultant as itemized in Schedule "A", to provide the Company with the services of the Geologist and other personnel, and to provide services including the rental of equipment, with respect to geological, geochemical and geophysical matters (the "Services") in connection with the proposed exploration program of the Company on its property.

2.0 TERM

The term of this Agreement will be the period that begins on June 6, 2023, and ends on October 1, 2023. Sufficient assessment work (to hold titles to at least June 30, 2024) will be filed with MTO before June 30, 2023. The Company can make William Gilmour (FMC 109663) an agent for the Company on the matter of filing assessment work.

3.0 EXPENSES

3.1  The Company will, with respect to Services requested, reimburse the Consultant for all reasonable travelling and out-of-pocket expenses incurred by the Geologist and other personnel employed by the Consultant while engaged in the performance of the Services, and such expenses shall not exceed the total sum of $20,000.

4.0 INVOICES

4.1 The Consultant will submit to the Company from time-to-time invoices for out-of-pocket expenses, for equipment rentals, and for fees in consideration of time spent by the Geologist and other personnel in providing Services requested by the Company, and such invoices shall not exceed the total sum of $20,000.

4.2 The Company will pay the Consultant in full within 20 days after the date of each invoice.

5.0 ADVANCE

On acceptance of this Agreement, the Company will advance to the Consultant $5,000 as an advance against fees and expenses to be accounted for iq the final invoice for the project.

6.0 WORK STANDARD

The Consultant will provide the Services in a good and workmanlike fashion, diligently, in good faith and without waste, inte1rnption or delay except for causes beyond the reasonable control of the Consultant.

7.0 RELATIONSHIP

With respect to all claims or damages on account of loss or damage to property, or injury to, or death of, any person or persons arising from or out of the provision of Services by the Consultant w1der this Agreement, the Consultant will be deemed to be an independent contractor and neither the Geologist nor any other employee of the Consultant will be deemed to be a representative, agent, or employee of the Company and, with respect to any claim, damage, loss, injury or death, the Consultant will indemnify and save the Company harmless from and against any and all liability for such loss, damage, injuiy or death, including all expenses, costs, and legal fees incurred in connection therewith.

8.0 COMPLIANCE WITH LAWS

The Consultant will comply with all applicable federal and provincial statutes and regulations and the lawful requirements and directions of any government authority having jurisdiction with respect to the Services it provides, including the obtaining of all necessa1y permits and licences and will indemnify the Company against all claims, loss, damages and expenses incurred by the Consultant's failure to make necessary returns or payment or by any violation of any statute or regulation.

9.0 INSURANCE

Without in any way limiting the liability of the Consultant under this Agreement, including the Consultant's indemnity to the Company as set out in Section 7.0, it will be the sole responsibility of the Consultant to maintain and keep in force and effect during the term of this Agreement the followjng insurance coverage:

9.1 Comprehensive general liability insurance against claims which may. arise from the Consultant's Services or operations under this Agreement including claims arising out of personal injury, bodily injury and death and damage to or destruction of property of others, including loss of use thereof, with the coverage to apply to the Company and the Consultant and each of them with a combined single limit of not less than $5,000,000 for any one accident or occurrence or series of accidents or occurrences arising out of any one event;

9.2  Worker's compensation or like coverage as required by applicable law or other authorized governmental authority covering all persons employed by the Consultant or sub-contractors on work to be performed under this Agreement.

9.3   Automobile bodily injury and property damage liability insurance covering automobile owned or leased by the Consultant, its contractors, agents or employees in connection with the work under this Agreement, with the limits of insurance to be not less than $1,000,000 inclusive for any one occurrence; and

9.4 Fire fighting insurance for the cost of controlling or extinguishing forest fires, with $1,000,000 coverage.

10.0 CONFIDENTIALITY

JO.I Each patty acknowledges that, during the te1m of this Agreement, it may be required from time to time to disclose to the other party certain materials, information and data relating to that patty's business ("Confidential Information"), and that the other patty's Confidential Information, other than what is publicly known, is confidential and proprietary information and constitutes trade secrets.

10.2 Each party will exercise the same degree of care of the other party's Confidential Information that it does with its own Confidential Information and will restrict confine knowledge of the other's Confidential Information to those of its employees, officers and directors who require that knowledge for use in the ordinary course and scope of their employment for the purpose of this Agreement.

10.3 Neither party will, during the term of this Agreement or thereafter, use, disclose, divulge or make available the other's Confidential Information to any third party either directly or indirectly in any manner whatsoever without the written consent of the other party.

11.0 EXCLUSIVITY

The Consultant will not, during the term of this Agreement, provide similar consulting services or advice to third parties relating to or in connection with the Company's property without the written consent of the Company.

12.0 TERMINATION

Notwithstanding Section 2.0, the Company will have the right at any time to terminate this Agreement on not less than 5 days' written notice to the Consultant. However, any fees, expenses or other charges incurred by or occuring from work performed by the Consultant for the Company up to the date of termination will remain due and payable on receipt of the Consultant's final invoice.

13.0 ARBITRATION

In case of a dispute or difference arising under this Agreement, which is not settled within a reasonable time and not exceeding 3 months, the parties will refer the dispute or difference to arbitration under the Commercial Arbitration Act (British Columbia).

14.0 ASSIGNMENT

The Consultant may not assign, pledge, mmtgage or otherwise encumber any of its rights under this Agreement without the written consent of the Company.

15.0 NOTICE

15.1  All payments and communications, which may be or are required to be given by either party to the other will (in the absence of any specific provision to the contrary) be in writing and delivered or sent by registered mail or courier to the parties at their following respective addresses:

a) to the Company:

303-570 Granville Street Vancouv.er, BC

V6C 3Pl

Phone: 604 681-0204

Attention: Bedo Kalpakian

Email: bedo@jackpotdigital.com

b) to the Consultant:

P.O. Box 933

Vernon. BC V1T6M8

Phone: 250 542-8960

Attention: Bill Gilmour, PGeo

Email: info@discoveryconsultants.com

15.2   Either party may from time to time change its address by notice to the other in accordance with Section 15.1.

16.0 GOVERNING LAWS

16.1   This Agreement and the rights and obligations and relations of the parties will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein (but without giving effect to any conflict of laws rules).

16.2  The courts of British Columbia will have jurisdiction to entertain any action or other legal proceedings based on any provisions of this Agreement, and each party attorney's to the jurisdiction of such courts.

17.0 TIME

Time will be of the essence of this Agreement and of every part of it and no extension or variation of this Agreement will operate as a waiver of this provision.

18.0 INUREMENT

This Agreement will ensure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF the parties have executed this Agreement on and as of the day first above written.

37 CAPITAL INC.

per: “signed”

Authorized Signatory

DISCOVERY CONSULTANTS

per: “signed”

Authorized Signatory

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SCHEDULE A

For the agreement between 37 Capital Inc and

Discovery Consultants, of Vernon, British Columbia, dated as of June 6, 2023.

RATE SCHEDULE

Senior Geologists	$800/dav or $110/hr
Intermediate geologists	$750/dav or $80/hr
Senior Technicians	$650/ dav
Field Technicians	$300 - 600/ dav
In-house Staff	$45 - 60 oer hour
Vehicle Usage	$50/dav off-road
$0.6l/km olus fuel
Colour Mao olotting (volume discounts aoolv >150 Jin. ft/mo)	$4.00/lin. ft
Management fee on direct expense items	@15% ofcost

Discovery will supply at its own cost for each Discovery geologist or technologist: current computer and software, digital camera, current hand held GPS, personal logging equipment + selected equipment as requested and agreed to by both Parties: in other words all necessary tools and equipment required to deliver the Services under this Agreement.

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